Continental Assurance Company
                                 A Stock Company

Administrative Office:                   Home Office:
100 CNA Drive                            CNA Plaza
Nashville, Tennessee 37214               Chicago, Illinois 60685

ADDITIONAL INSURANCE RIDER


This rider forms a part of the policy to which it is attached. It is issued in consideration of your application and premium paid.


Benefit

We will pay the Additional Insurance death benefit as soon as we receive due written proof of the Insured's death. The Additional Insurance death benefit will be the Additional Insurance Specified Amount shown in the Policy Schedule less the excess, if any, of (1) over (2) or (3), where:

     1. Is the Cash Value on the date of death times the applicable percentage of Cash Value shown on the Policy Schedule;

     2. Is the Specified Amount, if Death Benefit Option 1 is shown on the Policy Schedule; and

     3. Is the Specified Amount plus the Cash Value, if Death Benefit Option 2 is shown on the Policy Schedule.


Rider Values

The Additional Insurance Rider does not develop any separate policy values. However, the addition of this rider may affect the base policy values.


Premium

The premium for this rider is determined as (1) times (2) where:

         1.       Is the Additional Insurance death benefit; and
         2.       Is the monthly cost of insurance rate on the Monthly Date.

The monthly cost of insurance rate is based upon the sex, age nearest birthday and rate class of the Insured. We may charge less than, but not more than, the maximum guaranteed monthly cost of insurance rates shown in the Policy Schedule. The rate we will charge will be determined by us on each Policy Anniversary and will apply for the succeeding Policy Year.


Change Of Benefits

The Additional Insurance Specified Amount may be changed any time after this rider has been in force one (1) Policy Year old by submitting Written Notice to us. The following conditions may apply to any change:

     1.   The  Additional  Insurance  Specified  Amount  may  not be  less  than
          $25,000.

     2.   Any increase requires proof of insurability satisfactory to us.

     3. Any change will become effective on the Monthly Date after we approve the change.

     4.   Changed benefits will be shown on a Supplemental Policy Schedule.


Beneficiary

Unless the owner gives us Written Notice, the beneficiary is the beneficiary of the base policy.

Ownership

The owner of this policy is the owner of this rider.


Termination

This rider terminates:

         1.       When the owner gives Written Notice to terminate it; or
         2.       When the policy terminates; or
         3.       On the Policy Anniversary nearest the Insured's 80th birthday.

This rider may be reinstated as part of the policy if the policy is reinstated.


General

All provisions of the policy not in conflict with this rider apply to this rider. If this rider is issued with the policy, its effective date is the Policy Date shown on the Policy Schedule. If this rider is issued after the Policy Date, or if coverage is increased, decreased or reinstated, its effective date is shown in a Supplemental Policy Schedule.


Signed for the Company at its Executive Office in Chicago, Illinois.

Chief Executive Officer                              Group Vice President